Exhibit 3.1
Amendment to Amended and Restated Bylaws of EPR Properties
Article II, Section 8 of the Amended and Restated Bylaws of EPR Properties is amended to read in its entirety as follows:
Section 8.    VOTING.    A nominee for Trustee shall be elected to the Board of Trustees if, at a meeting of shareholders duly called and at which a quorum is present, a majority of the votes cast are in favor of such nominee's election; provided, however, that, if the number of nominees for Trustee exceeds the number of Trustees to be elected, Trustees shall be elected by a plurality of all votes cast at a meeting of shareholders duly called and at which a quorum is present. Each share may be voted for as many individuals as there are Trustees to be elected and for whose election the share is entitled to be voted. A majority of the votes cast at a meeting of shareholders duly called and at which a quorum is present shall be sufficient to approve any other matter which may properly come before the meeting, unless more than a majority of the votes cast is required herein or by statute or by Declaration of Trust.